UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2005.

Commission File Number:  0-28792

CANALASKA VENTURES LTD.

(Translation of registrant's name into English)

2303 WEST 41ST AVENUE VANCOUVER, BRITISH COLUMBIA  V6M 2A3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F __X___   Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____

Note:

Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  _____

Note:

Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's “home country”), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes:  _____       No:  __X___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- ___________.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

___CanAlaska Ventures Ltd.________

Registrant

_____”Taryn Downing”____________

Taryn Downing (Corporate Secretary)

_____August 17, 2005______________

Date

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

CanAlaska Ventures Ltd.

2303 West 41st Avenue

Vancouver, BC  V6M 2A3

Item 2: Date of Material Change

July 7, 2005

Item 3: Press Release

A Press release dated and issued July 7, 2005 in Vancouver, BC to Stockwatch and through various other approved public media.

Item 4: Summary of Material Change

Vancouver, BC - July 7, 2005.  CanAlaska Ventures Ltd. (the "Company") is pleased to announce that further to its news release of June 21, 2005, the Company has now completed a non-brokered flow-through common share private placement of 3,000,000 flow-through common shares at a purchase price of $0.32 per share for gross proceeds of $960,000.  An aggregate of $67,200 cash has been paid for finder fees in connection with this financing.

In compliance with Canadian securities laws, the securities issued are subject to a hold period expiring on November 6, 2005.

About CanAlaska

CanAlaska is a mineral exploration company concentrating on the exploration and development of uranium, in the Athabasca Basin of Saskatchewan, Canada, where the company has recently assembled a large land package of over 1,650,000 acres.  CanAlaska holds one of the largest uranium exploration portfolios in the region.  The Company has flown modern airborne surveys on four projects within the Athabasca Basin and is planning additional surveys.

The Company is currently operating from two camps within the Athabasca Basin with over 30 personnel in the field defining initial targets.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

____July 7, 2005_________________

Date

"Taryn Downing"

_______________________________

Signature of authorized signatory

__Taryn Downing________________

Print name of signatory

__Corporate Secretary_____________

Official capacity

CanAlaska Ventures Ltd.

TSX.V - CVV   OTCBB: CVVLF

                                                                            Toll Free 1-800-667-1870

www.canalaska.com

$960,000 Flow-Through Private Placement Completed

FOR IMMEDIATE RELEASE

Vancouver, BC - July 7, 2005.  CanAlaska Ventures Ltd. (the "Company") is pleased to announce that further to its news release of June 21, 2005, the Company has now completed a non-brokered flow-through common share private placement of 3,000,000 flow-through common shares at a purchase price of $0.32 per share for gross proceeds of $960,000.  An aggregate of $67,200 cash has been paid for finder fees in connection with this financing.

In compliance with Canadian securities laws, the securities issued are subject to a hold period expiring on November 6, 2005.

About CanAlaska

CanAlaska is a mineral exploration company concentrating on the exploration and development of uranium, in the Athabasca Basin of Saskatchewan, Canada, where the company has recently assembled a large land package of over 1,650,000 acres.  CanAlaska holds one of the largest uranium exploration portfolios in the region.  The Company has flown modern airborne surveys on four projects within the Athabasca Basin and is planning additional surveys.

The Company is currently operating from two camps within the Athabasca Basin with over 30 personnel in the field defining initial targets.

On behalf of the Board of Directors

Investor Contact: Peter Dasler, President Tel: 604.685.1870, 1.800.667.1870 Email: ir@canalaska.com

Peter Dasler, President

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release:  CUSIP#137089108.

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.